Mail Stop 6010

	May 9, 2006


Charles A. Sorrentino
President and Chief Executive Officer
Houston Wire & Cable Company
10201 North Loop East
Houston, Texas 77029

Re:	Houston Wire & Cable Company
	Amendment No. 1 to Registration Statement on Form S-1
	Filed May 1, 2006
	File No. 333-132703

Dear Mr. Sorrentino:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selected Consolidated Financial Data, page 19

1. Please refer to prior comment 7. We will review the pro forma data once you complete the disclosures.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

2. Please refer to prior comment 24. Please tell us in greater detail why you believe it is appropriate to classify the cash flows related to the bank/book overdrafts as operating cash flows. In your response please address how you considered the requirements of SFAS
95, paragraphs 19b and 20b, which states that cash receipts from short-term borrowings and repayments of amounts borrowed are financing activities.


Note 1. Organization and Summary of Significant Accounting
Policies,
page F-7

Segment Reporting, page F-7

3. Please refer to prior comment 25. We note that the company believes it operates in a single operating and reporting segment. However, the disclosures required by paragraphs 37-39 of SFAS 131 apply to all companies, even those that have a singe reportable segment. Please revise to comply.

Revenue Recognition, page F-9

4. Please refer to prior comment 27. We note that you record products shipped directly to customers from suppliers on a gross basis. Please tell us if you have the right to return unsold products to the supplier or you receive inventory price protection from the supplier.

Stock-Based Compensation, page F-10

5. Please refer to prior comment 31. Please update the option activity to the most recent practical date. We note that you have not disclosed an estimated offering price. Be advised that we are deferring final evaluation until the estimated offering price is specified.

6. In this regard, we note that your analysis includes a "liquidity discount." Please tell us the accounting basis for applying this discount. Also, tell us the dates of the discussions with your underwriters and state any per share prices or price ranges discussed.

Note 9. Subsequent Event, page F-19

7. Consideration should be given to whether disclosure regarding the employment agreement entered into with your CEO as discussed on page
54, should be provided in this note.


*     *     *     *     *


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Kuhar at (202) 551-3662 or Angela
Crane,
Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters.
Please contact Donald C. Hunt at (202) 551-3647 or me at (202)
551-
3444 with any other questions.

Sincerely,


Perry Hindin
Special Counsel

cc (via fax):  Richard Miller, Esq. - Schiff Hardin LLP
Charles A. Sorrentino
Houston Wire & Cable Company
May 9, 2006
Page 1